EXHIBIT 1


[FOUR SEASONS HOTELS INC. LOGO]                                       NEWS



                             FOUR SEASONS ANNOUNCES
             SALE OF US$220 MILLION 1.875% CONVERTIBLE SENIOR NOTES

June 15, 2004 - Toronto, Canada - Four Seasons Hotels Inc. (TSX Symbol "FSH"; NYSE Symbol "FS") today announced that it has entered into an agreement with Morgan Stanley & Co. Incorporated on behalf of a group of underwriters (including Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Deutsche Bank Securities Inc., RBC Capital Markets Corporation, Scotia Capital (USA) Inc. and NBF Securities (USA) Corp.) to sell US$220 million (principal amount) 1.875% convertible senior notes. The offering is expected to close on or about June 18, 2004. Four Seasons has granted the underwriters an option to purchase up to an additional US$30 million principal amount of the notes over the next 30 days to cover any over-allotments.

The notes will bear interest at the rate of 1.875% per annum, payable semi-annually in arrears, and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes will be convertible into Limited Voting Shares of Four Seasons at an initial conversion rate of 13.9581 shares per US$1,000 principal amount (equal to a conversion price of approximately US$71.64 per Limited Voting Share) in certain circumstances, including those in which the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, the notes have had a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, the notes have been called for redemption, or there has occurred a specified corporate transaction or a fundamental change. Holders of the notes will have the right to require Four Seasons to purchase the notes on July 30, 2009, July 30, 2014 and July 30, 2019, and in connection with certain designated events. Four Seasons will have the right to redeem the notes for their principal amount plus any accrued and unpaid interest beginning August 4, 2009.

Four Seasons intends to use the net proceeds from the sale of the notes for general corporate purposes, including the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements and the repayment of outstanding indebtedness (which may include the redemption or repurchase of our convertible notes due 2029 in appropriate circumstances).

The notes will be issued under Four Seasons' existing shelf prospectus and registration statement. Offers and sales of the notes will be made only by the related prospectus and prospectus supplement. A copy of the prospectus and the preliminary prospectus supplement can be obtained from the Prospectus Department of Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York, 10036.


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This press release shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities in any state in the United States in which that offer, solicitation or sale would be unlawful before the registration or qualification under the securities laws of that state or in any province or territory of Canada.

With a history spanning four decades and a portfolio that extends worldwide, Four Seasons Hotels and Resorts is the world's leading operator of luxury hotels, currently managing 61 properties in 28 countries.

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CONTACT:          DOUGLAS L. LUDWIG
                  CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT
                  (416) 441-4320

                  BARBARA HENDERSON
                  VICE PRESIDENT TAXATION AND INVESTOR RELATIONS
                  (416) 441-4329